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                                                                       Exhibit F

                      FIRST WASHINGTON REALTY TRUST, INC.
                              PLAN OF LIQUIDATION


      The Board of Directors of First Washington Realty Trust, Inc., a Maryland corporation (the "Company"), deems it advisable and in the best interests of the stockholders of the Company to wind up the affairs of the Company in accordance with this plan of liquidation.

      Subject to the approval of the stockholders of the Company and effective the date of approval, the Company hereby adopts the following plan of liquidation in accordance with Section 331 of the Internal Revenue Code of 1986, as amended (the "Code"):

            1. The Company, acting for itself in its own capacity and in its capacity as sole general partner of First Washington Realty Limited Partnership, a Maryland limited partnership (the "Operating Partnership"), as appropriate, is authorized to enter into and perform its obligations and the obligations of the Operating Partnership under the following contracts (the "Agreements") relating to the disposition of all of the Company's assets and the distribution of the net proceeds from the disposition of the Company's assets to the Company's stockholders in the manner set forth in the Agreements: (1) a master agreement, dated as of September 27, 2000, among USRP I, LLC, a Delaware limited liability company ("USRP I, LLC"), USRP GP, LLC, a Delaware limited liability company, ("MergerCo"), USRP LP, LLC, a Delaware limited liability company ("USRP LP, LLC"), U.S. Retail Partners, LLC, a Delaware limited liability company, US Retail Partners Limited Partnership, a Delaware limited partnership ("MergerLP"), the Company, the Operating Partnership and certain subsidiaries of the Company and the Operating Partnership; (2) the real estate purchase agreement, dated as of September 27, 2000, among the Operating Partnership, the Company, certain subsidiaries of the Company and the Operating Partnership and USRP I, LLC; (3) a Limited Partnership Interest Purchase and Sale Agreement, dated as of September 27, 2000, between the Company and USRP LP, LLC; and (4) an agreement and plan of merger, dated as of September 27, 2000, among MergerCo, MergerLP, the Company and the Operating Partnership.

            2. The transactions that will occur pursuant to the Agreements (the "Transactions") constitute a plan of liquidation of the Company and the Company is adopting this plan of liquidation in accordance with Section 331 of the Code.

            3. The adoption of this plan of liquidation of the Company is conditioned upon the closing of the Transactions and if the Transactions are not consummated, the Board of Directors of the Company is authorized to revoke this plan of liquidation. In addition, the Board of Directors may amend this plan of liquidation at any time.

            4. Within thirty (30) days of the date that the stockholders of the Company approve this plan of liquidation of the Company, counsel for the Company shall file IRS Form 966 with the Internal Revenue Service together with a copy of this plan of liquidation.